                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Gehl Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368483103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Neuson Kramer Baumaschinen AG
                             Ing. Johann Neunteufel
                               Haidfeldstrasse 37
                                 A-4060 Leonding
                                 Austria, Europe
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                         Mag. Christiane Schneglberger,
                     Haidfeldstra(beta)e 37, 4060 Leonding,
                          Tel.Nr.: 0043-732-90-590-190

                                  July 4, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                                                          Page 1



CUSIP No.  368483103                         Schedule 13D
------------------------------------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Neuson Kramer Baumaschinen AG
------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*
                                                                                                 (a) [ ]
                                                                                                 (b) [x]
------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------------------------------------------------
4.       Source of Funds*

         AF
------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                                                  [ ]
------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Austria
------------------------------------------------------------------------------------------------------------
Number of Shares     7.    Sole Voting Power
Bene-ficially
Owned by Each              ----------------------------------------------------------------------------------
Reporting Person     8.    Shared Voting Power
With
                           767,349 shares of Common Stock
                           ----------------------------------------------------------------------------------
                     9.    Sole Dispositive Power

                          ----------------------------------------------------------------------------------
                     10.   Shared Dispositive Power

                           767,349 shares of Common Stock

------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         767,349 shares of Common Stock
------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         11.3%
------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person*

         CO
-----------------------------------------------------------------------------------------------------------
                               *See Instructions.


                                                                          Page 2

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).



CUSIP No.  368483103                         Schedule 13D
------------------------------------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Neuson Finance GmbH
------------------------------------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*
                                                                                                 (a) [ ]
                                                                                                 (b) [x]
------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------------------------------------------------
4.       Source of Funds*

         OO
------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                                                  [ ]
------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Austria
------------------------------------------------------------------------------------------------------------
Number of Shares     7.    Sole Voting Power
Bene-ficially
Owned by Each              ----------------------------------------------------------------------------------
Reporting Person     8.    Shared Voting Power
With
                           767,349 shares of Common Stock
                           ----------------------------------------------------------------------------------
                     9.    Sole Dispositive Power

                           ----------------------------------------------------------------------------------
                     10.   Shared Dispositive Power

                           767,349 shares of Common Stock

------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         767,349 shares of Common Stock
------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         11.3%
------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person*

         CO
-----------------------------------------------------------------------------------------------------------
                               *See Instructions.


                                                                          Page 3



CUSIP No.  368483103                         Schedule 13D
------------------------------------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         PIN Privatstiftung
------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*
                                                                                                 (a) [ ]
                                                                                                 (b) [x]
------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------------------------------------------------
4.       Source of Funds*

         AF
------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                                                  [ ]
------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Austria
------------------------------------------------------------------------------------------------------------
Number of Shares     7.    Sole Voting Power
Bene-ficially
Owned by Each              ----------------------------------------------------------------------------------
Reporting Person     8.    Shared Voting Power
With
                           767,349 shares of Common Stock
                           ----------------------------------------------------------------------------------
                     9.    Sole Dispositive Power

                           ----------------------------------------------------------------------------------
                     10.   Shared Dispositive Power

                           767,349 shares of Common Stock

------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         767,349 shares of Common Stock
------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         11.3%
------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person*

         OO
-----------------------------------------------------------------------------------------------------------
                               *See Instructions.


                                                                          Page 4

         The following constitutes Amendment No. 1 (AMENDMENT NO. 1) to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule
13D as specifically set forth.

         The purpose of this Amendment No. 1 is to (i) describe the intra-group transfer of shares from Neuson Kramer Baumaschinen AG to Neuson Finance GmbH, and (ii) to add Neuson Finance GmbH to the reporting persons.

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of the common stock, $0.10 par value per share, of GEHL Company (the Shares).

The principal executive offices of GEHL company are located at 143 Water
Street,West Bend, WI 53095

ITEM 2. IDENTITY AND BACKGROUND

(a) Name of reporting person

         (1)      Neuson Finance GmbH

         (2)      Neuson Kramer Baumaschinen AG

         (3)      PIN Privatstiftung

Together, Neuson Finance GmbH, Neuson Kramer Baumaschinen AG and PIN
Privatstiftung are referred to herein as the "Reporting Persons." The Reporting
Persons do not admit that they constitute a group.

(b)  Principle office

         (1)      Haidfeldstrasse 37,  A-4060 Leonding Austria

         (2)      Haidfeldstrasse 37,  A-4060 Leonding Austria

         (3)      Gaisbergerstrasse 52, A-4031 Linz, Austria

 (c)  Citizenship

         (1) Corporation organized under the laws of Austria

         (2) Corporation organized under the laws of Austria

         (3) Foundation organized under the laws of Austria

Neuson Kramer Baumaschinen AG is principally engaged in the production and trade of construction machines. The principle activity of Neuson Finance GmbH is the financing

                                                                          Page 5

of the production and trade of construction machines carried on by the Neuson group of companies. Neuson Finance GmbH is the direct holder of the GEHL shares.
Neuson Kramer Baumaschinen AG is the principle shareholder of Neuson Finance
GmbH, and PIN Privatstiftung, which administers trust funds, is the principle shareholder of Neuson Baumaschinen AG.

Set forth in Schedule A attached hereto and incorporated herein by reference is information relating to the executive officers and directors of the Reporting
Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C of Schedule 13D.

During the last five years, none of the Reporting Persons, or, to the best of their respective knowledge, any executive officer or director of such entities
(or the equivalent thereof), has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to add the following:

On July 4, 2005, Neuson Kramer Baumaschinen AG transferred 767,349 shares of
GEHL common stock to its wholly-owned subsidiary Neuson Finance GmbH in a private intra-group transaction for a purchase price of USD 23,000,000. Payment of the purchase price and determination of the source of funds was deferred.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transaction was to transfer ownership of the GEHL shares within the Neuson group of companies.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read as follows:

         (a) Neuson Finance GmbH currently owns 767,349 Shares, representing approximately 11.3% of the issued and outstanding shares of the common stock of
GEHL, based on the Issuer having issued and outstanding 6,762,153 Shares of common stock issued and outstanding on April 2, 2005 (according to the Issuer's most recent Quarterly Report on Form 10-Q). Neuson Kramer Baumaschinen AG and
PIN Privatstiftung may each be deemed to be the beneficial owners of the Shares owned by Neuson Finance GmbH.

                                                                          Page 6

         (b) The Reporting Persons may be deemed to have shared voting and dispositive power with respect to the 767,349 Shares.

         (c) Other than as reported herein, the Reporting Persons have not conducted any transactions in the Shares in the past 60 days.

         (d) None.

         (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on August 2, 2001. The Reporting Persons became beneficial owners of more than five percent of the Shares on October 23, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2005

                                   NEUSON FINANCE GMBH

                                   By:  /s/ Gunther Binder
                                      ---------------------------
                                   Name:  Gunther Binder
                                   Title:  Managing Director

                                   NEUSON KRAMER BAUMASCHINEN AG

                                   By:  /s/ Johann Neunteufel
                                      ---------------------------
                                   Name:  Johann Neunteufel
                                   Title:  Managing Director

                                   NEUSON KRAMER BAUMASCHINEN AG

                                   By:  /s/ Gunther Binder
                                      ---------------------------
                                   Name:  Gunther Binder
                                   Title:  Managing Director

                                   PIN PRIVATSTIFTUNG

                                   By:  /s/ Johann Neunteufel
                                      ---------------------------
                                   Name:  Johann Neunteufel
                                   Title:  Managing Director

                                                                          Page 7

                                   SCHEDULE A

NEUSON FINANCE GMBH

Managing Director:  Gunther Binder, an Austrian citizen

NEUSON KRAMER BAUMASCHINEN AG

Managing Director:  Johann Neunteufel

PIN PRIVATSTIFTUNG

Manging Board: Johann Neunteufel, Dr. Wolfgang Mayer-Schutz and Mag. Kurt
Helletzgruber

                                  EXHIBIT INDEX

EXHIBIT

1. Joint Filing Agreement among Neuson AG, Baumaschinen AG and PIN
Privatstiftung.

                                                                          Page 8